      As filed with the Securities and Exchange Commission on May ___, 1996
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------
                                    FORM S-3
                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                -----------------
                              HILLS STORES COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                       31-1153510
   (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                                   15 DAN ROAD
                           CANTON, MASSACHUSETTS 02021
                                 (617) 821-1000

          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                -----------------
                             WILLIAM K. FRIEND, ESQ.

                 VICE PRESIDENT-SECRETARY AND CORPORATE COUNSEL
                              HILLS STORES COMPANY

                                   15 DAN ROAD
                           CANTON, MASSACHUSETTS 02021

                                 (617) 821-1000

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                -----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective, as determined by market conditions.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                                       Proposed
       Title of each                              Proposed              maximum
         class of                                  maximum             aggregate       Amount of
       securities to      Amount to be         offering price           offering      registration
       be registered       registered            per unit(1)            price(1)          fee
- -----------------------------------------------------------------------------------------------------
Common
Stock                        925,000              $11.4375            $10,579,688        $3,649
- -----------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the Common Stock on May 23, 1996, as reported on the New York Stock Exchange.

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                              HILLS STORES COMPANY

                         925,000 SHARES OF COMMON STOCK

                              --------------------

     The 925,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Hills Stores Company ("Hills" or the "Company") covered by this Prospectus are being offered by certain stockholders of the Company (the "Selling Stockholders") on a delayed or continuous basis. See "Selling Stockholders."

     The Company will not receive any proceeds from the offering. The Company will bear the costs relating to the registration of the Shares offered hereby (other than selling commissions).

     The Selling Stockholders may offer the Shares, from time to time during the effectiveness of this registration, for sale through the New York Stock Exchange, The Boston Stock Exchange, in the over-the-counter market, in one or more negotiated transactions, or through a combination of methods of sale, at prices and on terms then prevailing or at negotiated prices. Sales may be effected to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions in connection therewith. See "Plan of Distribution."

     The Common Stock is traded on the New York Stock Exchange and the Boston Stock Exchange under the symbol "HDS." On May 23, 1996, the closing price for the Common Stock, as reported on the New York Stock Exchange, was $11.75 per share.

                              --------------------

             FOR A DESCRIPTION OF CERTAIN RISKS ASSOCIATED WITH THE
                 COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS"
                              BEGINNING ON PAGE 2.

                              --------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

        ALL SECURITIES TO BE REGISTERED HEREBY ARE TO BE OFFERED BY CERTAIN OF THE COMPANY'S STOCKHOLDERS.

                THE DATE OF THIS PROSPECTUS IS ________ __, 1996.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

HIGH LEVERAGE; ABILITY TO SERVICE OUTSTANDING INDEBTEDNESS

     The Company is highly leveraged. On April 19, 1996, the Company announced that it completed the sale of $195 million principal amount of its 12 1/2% Senior Notes due 2003 (the "New Senior Notes"). The primary use of proceeds from the sale of the New Senior Notes was to redeem the 10.25% Senior Notes due 2003 of the Company (the "Old Senior Notes") pursuant to an offer by the Company to redeem such Old Senior Notes. This offer resulted in the redemption of $154,984,000 principal amount (over 98% of the amount outstanding) of the Old Senior Notes. The Company announced on May 24, 1996 that it will call for mandatory redemption all remaining Old Senior Notes at the indenture-specified price of 104% of principal amount, plus accrued interest. As a result of these transactions, in its second fiscal quarter the Company will recognize an after-tax extraordinary loss of $1.5 million on the extinguishment of this debt. The amount includes the premiums paid on the Old Senior Notes redeemed and the write-off of related deferred financing costs. At February 3, 1996, on a pro forma basis after giving effect to the recent offering of New Senior Notes and the application of the net proceeds thereof, the Company's total debt (including current maturities) would have been $344.7 million, its preferred stock would have been $24.6 million and its total common shareholders' equity would have been $251.1 million, resulting in a total capitalization of $620.4 million and total debt as a percentage of total capitalization of 55.6%. The Company's operating results have been and will continue to be affected by significant fixed charges related to its indebtedness. The Company's fixed charges in fiscal 1995, on a pro forma basis after giving effect to such debt offering and the application of the net proceeds thereof, would have exceeded its earnings in that year by $16.3 million (such earnings include $45.5 million of change in control costs).

     The Company's ability to make scheduled payments of principal of, or to pay the interest or other amounts (if any) on, or to refinance, its indebtedness will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. The Company believes that amounts available under the revolving credit facility with its senior lenders, together with cash from operations, will enable the Company to fund its current liquidity and capital expenditure requirements, including scheduled payments of interest on the Senior Notes and other indebtedness of the Company. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the revolving credit facility in an amount sufficient to enable the Company to service its indebtedness, including the New Senior Notes, or make anticipated capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" in the Annual Report of the Company on Form 10-K for the fiscal year ended February 3, 1996.

     Any or all of the restrictions, limitations or contingencies under the revolving credit facility and the indenture for the New Senior Notes, as well as the Company's leverage, could adversely affect the Company's ability to obtain additional financing in the future, to make capital expenditures, to effect store expansions, to make acquisitions, to take advantage of business opportunities that may arise, and to withstand adverse general economic and retailing industry conditions and increased competitive pressures. Retail suppliers and their factors monitor carefully the financial performance of retail companies such as the Company, and may reduce credit availability quickly upon learning of actual or perceived deterioration in the financial condition or results of operations of a retail company.

RECENT OPERATING RESULTS

     Although Hills' net sales increased by 1.5% to $1.90 billion for the fifty-three weeks ended February 3, 1996 from $1.87 billion for the fifty-two weeks ended January 28, 1995, same store net sales, excluding the fifty-third week of fiscal 1995, declined by 3.9% to $1.78 billion from $1.85 billion. Operating earnings (before interest and taxes but including costs related to the change in control) decreased by 70.5% for the same periods, to $31.2 million in fiscal 1995 from $105.8 million in fiscal 1994. After eliminating the effects of change in control payments in fiscal 1995 and a one-time pension gain of $4.5 million in fiscal 1994, operating earnings decreased by 24.3% for these periods, to $76.7 million in fiscal 1995 from $101.3 million in fiscal 1994. On May 24, 1996, Hills announced its financial results for the first quarter of fiscal 1996, which ended on May 4. The Company reported a net loss of $14.7 million, compared with a net loss of $4.3 million in the first quarter last year. The net loss was $1.45 per share in this year's quarter compared with a $0.42 loss per share in the first quarter last year. Net sales for the thirteen-week period ended May 4, 1996 increased by 2.0% to $370.2 million from $362.9 million for the comparable period in fiscal 1995 and same store net sales
(which represent net sales for stores which reported sales throughout both periods) decreased by 1.7% for those periods. Gross profit margin decreased to $99.3 million from $101.3 million and declined as a percentage of sales to 26.8% from 27.9%. The margin rate decrease resulted primarily from competitive pricing pressures across all lines of business, and also from soft sales of apparel which shifted the sales mix more towards lower margin hardlines.
Selling and administrative expenses increased as a percentage of sales to 25.4% from 25.0%. This rate increase reflected the relatively flat sales in existing stores and additional operating expenses from new stores opened during mid-1995. This year's first quarter loss included a pre-tax, non-cash charge of $11.7 million ($6.8 million after tax, or $0.67 per share) for the impairment of long-lived assets. Net interest expense in the most recent quarter increased to $13.3 million from $9.5 million last year, primarily due to the net effect of lower interest income and increased borrowings under the Company's revolving credit line. Earnings before interest, taxes, depreciation and amortization for the most recent quarter decreased to $5.4 million compared with $10.7 million in the first quarter last year.

     The Company's charge for impairment of long-lived assets resulted from the required adoption of the new Statement of Financial Accounting Standards No. 121: "Accounting for the Impairment of Long-Lived Assets." This non-cash charge reduced the current tangible and intangible book value of certain under-performing stores to an estimate of those assets' fair market value pursuant to the provisions of the Standard.

     Hills merchandising strategy emphasizes higher margin products located in "headquarters" departments. These products consist of softlines and selected hardlines. Softlines generally provide higher margins than hardlines. The percentage of Hills' net sales represented by softlines has decreased, to 48.4% in fiscal 1995 from 50.6% in fiscal 1994, and Hills expects that this percentage may decline further in fiscal 1996. As a result, Hills' margins have decreased and may continue to decrease in the foreseeable future. Hills has experienced further pressure on its margins as a result of the consolidation of companies in the discount retailing industry, as well as competitive pricing pressures from market leaders. Any further decrease in Hills' margins could have a material adverse effect on Hills' financial condition and results of operations.

     Hills' quarterly and annual operating results have varied significantly in the past, and may vary significantly in the future. In recent months, Hills and other companies in the discount retailing industry have experienced significant volatility in sales levels. Hills' operating results have also varied historically due to a number of factors, including national and regional economic conditions, Hills' ability to compete with national and regional discount department store chains and specialty retailers, and Hills' ability to finance its operations on terms favorable to Hills. Any unfavorable changes in these or other factors could have a material adverse effect on Hills' financial condition and results of operations.

COMPETITION

     The discount general merchandise retail business is highly competitive. Hills considers price, merchandise presentation, product selection, merchandise quality and store location to be the most significant competitive factors. There can be no assurance that Hills will be able to compete successfully with respect to any of such factors. Hills' principal competitors are national and regional discount department store chains such as Wal-Mart Stores, Inc., Kmart Corp. and Target Stores (a subsidiary of Dayton Hudson Corp.), as well as specialty retailers of apparel and toys, such as Toys "R" Us, Inc. Hills currently competes against Wal-Mart in approximately two-thirds of its markets, and expects this percentage to increase as a result of continuing expansion by Wal-Mart. Certain of Hills' competitors, including Wal-Mart, Kmart and Target, have greater financial and other resources than Hills and may be able to initiate and withstand significant price decreases more effectively than Hills. The discount general merchandise industry has been the subject of significant consolidation during the past several years, and it is likely that this trend will continue for the foreseeable future as a result of the overall weakness in the retail market, continuing competitive pricing pressures from market leaders, and national and regional economic conditions. Hills is not presently able to predict what effect any further industry consolidation will have upon its competitive position, and there can be no assurance that future acquisitions or mergers in the industry will not have a material adverse effect upon Hills' financial condition and results of operation.

CONTROL OF THE COMPANY

     On July 5, 1995, following a proxy contest in connection with the annual meeting of stockholders held on June 23, 1995, seven nominees of Dickstein Partners Inc. ("Dickstein Partners") became directors of the Company, replacing the former Board of Directors and effecting a change of control of the Company. Since July 5, 1995, the Board of Directors of the Company has consisted entirely of individuals who were nominated by Dickstein Partners or who were nominated by the Board at a time when it was comprised entirely of individuals nominated by Dickstein Partners. There can be no assurance that these circumstances will not have an effect on Hills or on the market price of the Common Stock. At March 29, 1996, Dickstein Partners and its affiliates beneficially owned approximately 10.9% of the Company's outstanding voting stock. The shares offered hereby are being offered by affiliates of Dickstein Partners, and no assurance can be given that a sufficient number of shares will be sold hereunder such that these circumstances mentioned above will not continue to have an effect on Hills or on the market price of the Common Stock.

RECENT MANAGEMENT CHANGES

     Following the 1995 Change in Control, the Company's President and Chief Executive Officer, its Executive Vice President-Chief Financial Officer, its Executive Vice President-Store Operations and its Executive Vice President-Human Resources resigned. On July 6, 1995, the Company's former Executive Vice President-General Merchandise Manager was hired as the Company's President and acting Chief Executive Officer. On February 7, 1996, he resigned and Gregory K. Raven was appointed as the Company's new President and Chief Executive Officer. On February 12, 1996, the Treasurer of the Company resigned. C. Scott Litten was appointed as the Executive Vice President-Chief Financial Officer on April 23, 1996. As of May 1, 1996, the Company had not appointed a Treasurer or Executive Vice President-Store Operations. These management changes may have an ongoing disruptive effect on the business and operations of the Company. The further loss of the services of any of the Company's executive officers or other key personnel could have a material adverse effect on the Company's financial condition and results of operations. The Company's ability to manage its business will require it to attract, motivate and retain additional skilled managerial and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, motivating and retaining the personnel required to maintain and improve its business and results of operations.

GEOGRAPHIC CONDITIONS; SEASONALITY

     Substantially all of Hills' stores are located in the Mid-Western and Mid-Atlantic regions of the United States. As a result, Hills' operations are affected by local and regional economic, weather and other conditions, which are beyond Hills' control. Adverse developments in those conditions could have a material adverse effect on Hills' financial condition and results of operations.

     Hills business is highly seasonal due to increased consumer buying for back-to-school needs and Christmas. The second half of each year provides the major portion of Hills' sales and operating earnings, both of which are particularly concentrated in the Christmas selling season. As a result, Hills' working capital requirements and cash flow vary substantially throughout the year. Any substantial decrease in sales or profitability for the second half of the fiscal year would have a material adverse effect on Hills' financial condition and results of operations.

RESTRICTIONS IMPOSED UNDER OUTSTANDING INDEBTEDNESS

     The Company's revolving credit facility with its senior lenders contains significant financial and operating covenants, including, among other things, requirements that the Company maintain certain financial ratios and restrictions on the ability of the Company to incur indebtedness, to make capital expenditures, to create or permit liens, to pay dividends or to take certain other corporate actions. In addition, the indentures between the Company and the Trustees of the Senior Notes and the New Senior Notes contain certain covenants, including, among other things, limitations on indebtedness, dividends, liens and transactions with stockholders and affiliates of the Company. Although the Company believes that its current operating plans will not be restricted by the credit agreement or such indentures, changes in economic or business conditions, results of operations or other factors may in the future result in circumstances in which such covenants may restrict the Company's plans or business operations.

ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS, BY-LAWS AND STOCK RIGHTS PLAN

     Certain provisions of the Company's Certificate of Incorporation, By-Laws, and a 1994 stockholders rights agreement, as amended, could discourage a proxy contest or make more difficult the acquisition of a substantial block of the Company's Common Stock. Such provisions could limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, the Board of Directors is authorized to issue, without stockholder approval, additional Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal.

                                   THE COMPANY

     The Company was incorporated in Delaware in 1985. The Company's executive offices are located at 15 Dan Road, Canton, Massachusetts 02021. Its telephone number is (617) 821-1000.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Hills' Common Stock, Senior Notes and Series A Convertible Preferred Stock are listed on the New York Stock Exchange. Hills Common Stock and Series 1993 Warrants to Purchase Common Stock are traded on the Boston Stock Exchange. Reports and other information concerning the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or at the Boston Stock Exchange, One Boston Place, Boston, Massachusetts 02108.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      INFORMATION INCORPORATED BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

     (a) the Annual Report of Hills Stores Company on Form 10-K for the fiscal year ended February 3, 1996;

     (b) the Current Report of Hills Stores Company on Form 8-K dated April 5, 1996;

     (c) the description of the predecessor to the Common Stock contained in the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 4, 1987, as amended by (i) amendments on Form 8 filed with the Securities and Exchange Commission on July 6, 1987 and July 8, 1987, (ii) the description of the Common Stock contained in the Current Report on Form 8-K dated October 4, 1993 and (iii) the description of the Rights to Purchase Series B Participating Cumulative Preferred stock of Hills Stores Company associated with the Common Stock contained in the Current Reports on Form 8-K dated August 23, 1994 and October 18, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits and schedules to such documents). Requests should be directed to: William K. Friend, Esq., Vice President - Secretary and Corporate Counsel, Hills Stores Company, 15 Dan Road, Canton, Massachusetts 02021, (617) 821-1000 extension 1956.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock offered hereby by the Selling Stockholders.

                                    BUSINESS

     The Company is a leading regional discount retailer offering a broad range of brand name and other first quality general merchandise. The Company emphasizes product lines designed to appeal to its predominantly female customer base, such as apparel, footwear, domestics and home furnishings, jewelry, housewares, toys and other family-oriented items. Management's business strategy stresses every day low prices, depth and breadth of products in selected merchandise categories, remodeled facilities and strict operating controls. The Company operates 164 stores in 12 Mid-Western and Mid-Atlantic states.

                              SELLING STOCKHOLDERS

     The following table provides certain information with respect to the Shares held by the Selling Stockholders as of the date of this Prospectus.

                                                                                    Shares of Common Stock to be
                                                          Number of Shares      Beneficially Owned After the Offering
                                 Shares of Common Stock    of Common Stock      -----------------------------------------
                                   Beneficially Owned        Which May Be                                    Percent of
Name                               Before the Offering    Offered Hereunder     Amount    Percent           Voting Stock*
- ----------------------------     ----------------------   -----------------     ------    -------           ------------
Dickstein & Co., L.P.                  758,456                593,756           164,700    1.65%                1.47%
Dickstein Focus Fund L.P.               86,095                 66,595            19,500     .19%                 .17%
Dickstein International Limited        364,619                264,649            99,970    1.00%                 .89%


- ---------------
* Based on 10,189,355 shares of Common Stock and 1,016,096 shares of Series A Convertible Preferred Stock, outstanding on April 26, 1996. The two classes of stock have co-extensive voting rights.

- ---------------------
Mark Dickstein has been a director of Hills since July 5, 1995 and was the Chairman of the Board of Directors from July 1995 to February 1996. He serves as Chairman of the Compensation Committee and the Executive Committee of the Board of Directors of Hills. Mr. Dickstein is the sole shareholder, sole Director and President of Dickstein Partners Inc. Dickstein Partners Inc. serves as the general partner of Dickstein Partners, L.P., which serves as the sole general partner of Dickstein & Co., L.P. and Dickstein Focus Fund L.P. In addition, Dickstein Partners Inc. is the advisor for Dickstein International Limited and makes all investment and voting decisions for that entity. Except as otherwise noted herein, Mr. Dickstein has not held any position, office, or other material relationship with Hills or any of its predecessors or affiliates within the past three years other than as a result of the holding of pre-petition trade claims and the ownership of shares of its common and preferred stock. Alan S. Cooper, Vice President-General Counsel of Dickstein Partners Inc., has been a director of Hills since December 1995. Mr. Dickstein and Mr. Cooper each hold options to acquire 4,000 shares of Common Stock awarded pursuant to the Company's 1996 Directors Stock Option Plan for Non-Employee Directors, which Plan is subject to approval of the shareholders.

     In August 1994, Dickstein Partners Inc. commenced a stockholder consent solicitation to replace four members of the Company's then Board of Directors with four Dickstein Partners Inc. nominees. In September 1994, the Company and Dickstein Partners Inc. entered into a settlement agreement whereby, among other things, Dickstein Partners Inc. agreed to cease its consent solicitation and the Company agreed to make a self-tender offer for 3,000,000 shares of its Common Stock at a price of $25 per share, which tender offer was consummated in February 1995. The Company reimbursed Dickstein Partners Inc. and its affiliates for $600,000 of expenses incurred in connection with the consent solicitation.

     At the June 1995 Annual Meeting, following a proxy contest, the nominees of Dickstein Partners Inc. (the "Dickstein Nominees") were elected to the Board of Directors. The Company reimbursed Dickstein Partners for, or directly paid, approximately $1.9 million in third-party fees and expenses incurred or committed to by Dickstein Partners in connection with the proxy contest and the related acquisition proposal of Dickstein Partners. This amount includes $1.0 million paid by the Company to NatWest Bank, N.A.("NatWest"), the financial advisor of Dickstein Partners, in respect of NatWest's proposal to refinance the indebtedness of the Company accelerated as a result of the election of the Dickstein Nominees. In its proxy solicitation materials, Dickstein Partners declared its intention to seek reimbursement or payment of such fees and expenses, upon the election of the Dickstein Nominees.

                              PLAN OF DISTRIBUTION

     The sale of the Common Stock by the Selling Stockholders hereby may be effected from time to time in transactions in the over-the-counter market, through the New York Stock Exchange or the Boston Stock Exchange, in one or more negotiated transactions, or through a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of the Common Stock for which such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation). Any broker-dealer may act as broker-dealer on behalf of one or more of the Selling Stockholders in connection with the offering of certain of the shares of Common Stock by the Selling Stockholders.

     The Selling Stockholders and any broker-dealers who act in connection with the sale of the Common Stock hereby may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     The Company will file during any period in which offers and sales are being made hereunder one or more post-effective amendments to the Registration Statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus.

     The Company has agreed to pay the expenses incurred in connection with preparing and filing the Registration Statement and this prospectus (other than selling commissions). The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Foley, Hoag & Eliot, Boston, Massachusetts.

                                     EXPERTS

     The financial statements and the related financial statement schedule for the year ended February 3, 1996, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended February 3, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements and the related financial statement schedules for the year ended January 28, 1995, the seventeen weeks ended January 29, 1994 and the thirty-five weeks ended October 2, 1993, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended February 3, 1996, have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     As previously reported by the Company in the Current Report on Form 8-K dated November 8, 1995, Deloitte & Touche LLP have replaced Coopers & Lybrand L.L.P. ("Coopers & Lybrand") as the Company's auditors. The Company has agreed to hold Coopers & Lybrand harmless against legal costs and expenses incurred in a successful defense of a legal action or proceeding related to the inclusion of its report in this registration statement, whereby Coopers & Lybrand is not found culpable nor pays any part of the Plaintiff's damages, legal costs or expenses as a result of a judgment or a settlement of a claim against it. In addition, the Company and the Selling Shareholders have released Coopers & Lybrand from any and all claims, demands and liabilities whatsoever on account of professional services that Coopers & Lybrand performed, as independent auditors, for either of or both of Hills Stores Company and Hills Department Store Company through November 8, 1995. The Company has further agreed to reimburse Coopers & Lybrand for its professional time and expenses, including reasonable attorney's fees, incurred in responding to subpoena or other legal process to produce its documents relating to the Company in a legal action or proceeding in which Coopers & Lybrand is not a party.

================================================================================

   No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or the information contained herein is correct as of any time subsequent to its date.

                             -----------------------

                                TABLE OF CONTENTS

                                        Page
                                        ----
Risk Factors............................. 2
The Company.............................. 5
Available Information.................... 5
Incorporation of Certain
  Documents by Reference................. 6
Use of Proceeds.......................... 6
Business................................. 6
Selling Stockholders..................... 7
Plan of Distribution..................... 8
Legal Matters............................ 8
Experts.................................. 8

================================================================================

                              HILLS STORES COMPANY

                                 925,000 Shares
                                 of Common Stock
                           (par value $.01 per share)

                              ---------------------

                                   PROSPECTUS

                              ---------------------

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts:

                                                                       Selling
                                            Company                    Stockholders
                                            -------                    ------------
Registration fee (Securities and
 Exchange Commission)                       $  3,649                       $-0-
Legal fees and expenses*                    $ 10,000                       $-0-
Accounting fees and expenses*               $  5,000                       $-0-

Total*                                      $ 18,649                       $-0-
                                                                           ====

- ---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law affords a Delaware corporation the power to indemnify its present and former directors and officers under certain conditions. Article Seventh of the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify each person, who, at any time, is, or shall have been, a director or officer of the Company and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended.

     Section 102(b)(7) of the Delaware General Corporation Law gives a Delaware corporation the power to adopt a charter provision eliminating or limiting the personal liability of the directors to the corporation or its stockholders provided that such provision may not eliminate or limit the liability of directors for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any payment of a dividend or approval of a stock purchase that is illegal under
Section 174 of the Delaware Corporation Law or (iv) any transaction from which the director derived an improper personal benefit. Article Ninth of the Company's Amended and Restated Certificate of Incorporation provides that no director of the company shall be personally liable to the Company or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty as a director of the Company, except to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended.

     The effect of these provisions would be to permit indemnification by the Company for, among other liabilities, liabilities arising out of the Securities Act of 1933, as amended.

     Section 145 of the Delaware General Corporation Law also affords a Delaware corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. The Company has procured a directors' and officers' liability and company reimbursement liability insurance policy that (a) insures directors and officers of the company against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts done or attempted by such directors and officers and (b) insures the Company against losses (above a deductible amount) arising from any such claims, but only if the Company is required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of the Company's Certificate of Incorporation or By-Laws.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits:

           4.1 Specimen Certificate representing Common Stock of the Company (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K, dated October 4, 1993, and incorporated herein by reference)

           5.1 Opinion of Foley, Hoag & Eliot (to be filed with effective date amendment)

           10.1 Registration Rights Agreement dated May 14, 1996 by and among the Company and Dickstein & Co., L.P., Dickstein Focus Fund L.P. and Dickstein International Limited

          23.1    Consent of Coopers & Lybrand L.L.P.

          23.2    Consent of Deloitte & Touche LLP

          23.3    Consent of Foley, Hoag & Eliot (contained in Exhibit 5.1)

          24.1    Power of Attorney (included in the signature page hereof)

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price present no more than a twenty percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table upon effectiveness hereof;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration, by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF CANTON, MASSACHUSETTS, ON MAY 16, 1996.


                                   HILLS STORES COMPANY




                                   By: /s/ William K. Friend
                                       ---------------------
                                       William K. Friend
                                       Vice President-Secretary
                                          and Corporate Counsel



                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Gregory K. Raven, William K. Friend and Joseph E. Andres, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or any substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

      SIGNATURE                 TITLE                                       DATE
      ---------                 -----                                       ----
/s/ Chaim Y. Edelstein          Chairman of the                   May 16  , 1996
- ---------------------------     Board of Directors              ----------
      Chaim Y. Edelstein



/s/ Gregory K. Raven            Director, President and           May 16  , 1996
- ---------------------------     Chief Executive Officer         ----------
       Gregory K. Raven         (Principal Executive Officer)




/s/ Stanton Bluestone           Director                          May 16  , 1996
- ---------------------------                                     ----------
       Stanton Bluestone

/s/ John W. Burden, III         Director                          May 16  , 1996
- ---------------------------                                     ----------
       John W. Burden, III



/s/ Alan Cooper                 Director                          May 16  , 1996
- ---------------------------                                     ----------
       Alan Cooper



/s/ Mark Dickstein              Director                          May 16  , 1996
- ---------------------------                                     ----------
       Mark Dickstein



/s/ Samuel L. Katz              Director                          May 16  , 1996
- ---------------------------                                     ----------
       Samuel L. Katz



/s/ Kim D. Ahlholm              Vice President - Controller
- ---------------------------     (Principal Accounting Officer)    May 16  , 1996
       Kim D. Ahlholm                                           ----------



/s/ C. Scott Litten             Executive Vice President -
- ---------------------------     Chief Financial Officer           May 16  , 1996
       C. Scott Litten          (Principal Financial Officer)   ----------

                                  EXHIBIT INDEX


EXHIBITS:                                                                   PAGE
- ---------                                                                   ----
5.1         Opinion of Foley, Hoag & Eliot (to be filed with effective date amendment)

10.1 Registration Rights Agreement dated May 14, 1996 by and among the Company and Dickstein & Co., L.P., Dickstein Focus Fund
            L.P. and Dickstein International Limited

23.1        Consent of Coopers & Lybrand L.L.P.

23.2        Consent of Deloitte & Touche LLP

23.3        Consent of Foley, Hoag & Eliot (contained in Exhibit 5.1)

24.1        Power of Attorney (included in the signature page hereof)